

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 31, 2017

<u>Via E-mail</u>
Michael F. Barry
Chairman of the Board, chief Executive Officer and President
Quaker Chemical Corporation
One Quaker Park
901 E. Hecter Street
Conshohocken, Pennsylvania 19428

      Re: Quaker Chemical Corporation
               Definitive Proxy Statement on Schedule 14A
               Filed July 31, 2017
               File No. 001-12019

Dear Mr. Barry:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Jay Ingram

                               Jay Ingram
                               Legal Branch Chief
                               Office of Manufacturing and
                               Construction

cc: F. Douglas Raymond, Esq.